Sub-Item 77L: Changes in accounting principles and practices


The Board of Trustees of FundVantage Trust has approved a plan to liquidate and terminate the SNW Oregon Short-Term
Tax-Exempt Bond Fund (the "Fund"). The plan of liquidation provides that the Fund will cease its business, liquidate its assets and distribute its liquidation proceeds to all of the Fund's shareholders of record. Final liquidation of the Fund will occur on or about June 29, 2012. The Fund is closed to all investors.
As a result, the Fund changed its basis of accounting to liquidation basis. Provisions have been made for substantially all costs to be incurred with the management and liquidation of the Fund.